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**09056565**

S
COMMISSION
Washington, D.C. 20549

$C^M$

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-44862

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2008__ AND ENDING __December 31, 2008__
                                                  MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GREIF & CO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

633 W. 5th Street, Sixty Fifth Floor
                               (No. and Street)

Los Angeles                  California                 90071
      (City)                        (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lloyd Greif                               (213) 346-9255
                                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
                       (Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd.         Santa Monica        California      90404

    (Address)                        (City)                      (State)                 (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Lloyd Greif_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Greif & Co._____ , as
of __FEBRUARY 28_____ , 20 __09__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President & CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*



GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Independent Auditors' Report

The Board of Directors
Greif & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greif & Co. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Gumbiner Savett Inc.

February 27, 2009

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

## ASSETS

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 4,175,292 |
| Investments | | 100,441 |
| Investment banking receivables | | 1,368,055 |
| Property and equipment, at cost, | | |
| net of accumulated depreciation | | 323,582 |
| Prepayments and other assets | | 49,531 |
| **TOTAL ASSETS** | $ | 6,016,901 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES

| | | |
|---|---|---|
| Accrued bonuses | $ | 915,000 |
| Accounts payable and accrued expenses | | 524,979 |
| **TOTAL LIABILITIES** | | 1,439,979 |

### COMMITMENTS

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Common stock, no par value: | | |
| Authorized, 100,000 shares; | | |
| Outstanding, 1,000 shares | | 10,000 |
| Retained earnings | | 4,566,922 |
| **TOTAL STOCKHOLDER'S EQUITY** | | 4,576,922 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 6,016,901 |

The accompanying notes are an integral part of this statement.

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2008

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies seeking to raise capital or acquire or divest operations.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally as follows:

| | |
|---|---|
| Furniture and fixtures | 7 years |
| Office equipment | 5 years |

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

Cash equivalents:

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue receivables.

(Continued)

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS (Continued)
For the year ended December 31, 2008

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for doubtful accounts

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance. There was no allowance for doubtful accounts at December 31, 2008.

Revenue recognition:

Investment banking fees include fees that are contingent on, and are recognized upon, the successful completion of a project and fees for consulting services are recognized as the services are rendered. Revenue attributable to equity interests received for services is recorded based upon the fair value of the equity interest as of the date of closing the transaction. For privately held securities, these equity interests are typically recorded at amounts that take into consideration that they may be subject to restrictions on resale and no ready markets exist. Additional revenue is recorded as liquidity events occur. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Long-lived assets:

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2008.

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS (Continued)
For the year ended December 31, 2008

NOTE 2: CONCENTRATIONS

The Company maintains cash balances at several banks. Non-interest bearing transaction accounts are insured by the Federal Deposit Insurance Corporation (FDIC). Amounts on deposit in other accounts at one institution are insured by the FDIC up to $250,000. At December 31, 2008, the Company's uninsured cash balances amounted to $3,925,292.

One of the Company's investment banking receivables represented approximately 93% of total investment banking receivables at December 31, 2008. The Company fully collected this receivable balance subsequent to the statement of financial condition date.

NOTE 3: INVESTMENTS

The Company owns 33,705 shares of a private company's stock. In addition, it has a warrant to purchase 160,921 shares that expires on December 31, 2010. As of December 31, 2008, these investments were valued at $100,441.

NOTE 4: PROPERTY AND EQUIPMENT

As of December 31, 2008, property and equipment consisted of the following:

| | |
|---|---:|
| Furniture and fixtures | $ 698,565 |
| Office equipment | 146,109 |
| Leasehold improvements | 1,046,064 |
| | 1,890,738 |
| Less accumulated depreciation | (1,567,156) |
| | $ 323,582 |

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
As of December 31, 2008

NOTE 5:  COMMITMENTS

The Company leases office space, automobiles and office equipment under non-cancelable operating leases pursuant to agreements expiring through February 1, 2014.  The office lease requires additional payments based on the operating costs of the building and provides for two five-year options to renew.

Minimum annual rental payments are as follows:

| Year Ending | |
|---|---|
| 2009 | $ 270,780 |
| 2010 | 169,768 |
| 2011 | 30,732 |
| 2012 | 3,420 |
| 2013 | 3,420 |
| Thereafter | 285 |
| | $ 478,405 |

NOTE 6:  NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission.  This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule.  At December 31, 2008, the Company's net capital, as defined, was $3,682,853, which exceeded the required minimum net capital by $3,650,024.

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2008

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2008

TABLE OF CONTENTS



# GUMBINER
# SAVETT INC.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS

1723 Cloverfield Boulevard, Santa Monica, California 90404

310.828.9798  •  800.989.9798  •  Fax: 310.829.7853  •  310.453.7610

www.gscpa.com